Mail Stop 7010
      October 11, 2005

Denise D. Smith
Silver Pearl Enterprises, Inc.
1541 E. I-30
Rockwall, TX 75087

Re:	Silver Pearl Enterprises, Inc.
	Amendment No. 3 to Registration Statement on Form SB-1
      Filed October 4, 2005
      File No. 333-124837

Dear Ms. Smith:

      We have reviewed your filing and have the following comment.

Exhibit 11.1

1. The current language appears to assume that the shares are authorized for issuance and have been properly paid. As discussed with your counsel, please delete the words "authorized for issuance and" and "and upon proper payment therefore."

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Brigitte Lippmann at (202) 551-3713 or me at
(202) 551-3760 with any questions.

      					Sincerely,


      					Pamela Long
								Assistant Director

cc:	R. Bradley Lamberth, Esq.
	Lamberth Law Firm
	1010 W. Ralph Hall Parkway
	Rockwall, TX 75032

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Denise D. Smith
Silver Pearl Enterprises, Inc.
October 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE